Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

4,950,000 Units
Bear Market Strategic Accelerated Redemption Securities[SM] (the "Notes")
Linked to the S&P Small Cap Regional Banks Index
Due February 2, 2010
$10 principal amount per unit
Term Sheet No. 3061

Merrill Lynch & Co., Inc.

Pricing Date July	July 30, 2008
Settlement Date	August 8, 2008
Maturity Date	February 2, 2010
CUSIP No.	59023V613

Bear Market Strategic Accelerated Redemption Securities[SM]

- The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of 18.15% per annum if the closing level of the S&P Small Cap Regional Banks Index on any observation date is less than or equal to 100% of its starting value
- A maturity of approximately 18 months
- 1-to-1 downside loss if the level of the S&P Small Cap Regional Banks Index increases in excess of a Threshold Level if the Notes are not called prior to maturity
- No periodic interest payments
- Approved for listing on AMEX under the symbol "BCU"

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factor” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STR-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$49,500,000
Underwriting discount (1)	$.15	$742,500
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$48,757,500

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.10 per unit, respectively.

“Strategic Accelerated Redemption Securities” is a service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s Small Cap 600 Index”, “S&P 600®,” “Standard & Poor’s SmallCap 600,” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

July 30, 2008

Summary

The Bear Market Strategic Accelerated Redemption Securities Linked to the S&P Small Cap Regional Banks Index due February 2, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) designed for, but not limited to, investors (i) who anticipate that the level of the S&P Small Cap Regional Banks Index (Index symbol “S6RBNK”) (the “Index”) will decrease from the Starting Value of the Index, determined on July 30, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the closing level of the Index on any Observation Date, or (ii) who want to invest in such a security for risk diversification purposes. The Notes provide for an automatic call if the closing level of the Index on any Observation Date is equal to or less than the Starting Value of the Index, as determined on the Pricing Date. If the Notes are called on any Observation Date, you will receive an amount per unit (the “Call Amount”) equal to the $10 Original Public Offering Price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Public Offering Price per unit and will be based on the percentage increase in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors also must be prepared to have their Notes called by us on any Observation Date.

Terms of the Notes	Determining Payment for the Notes

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations reflecting:

1) the Starting Value of 77.20, the closing level of the Index on the Pricing Date;

2) the Threshold Level of 84.92, 110% of the Starting Value;

3) the Call Level of 77.20, 100% of the Starting Value;

4) the term of the Notes from August 8, 2008 to February 2, 2010;

5) the Call Premium of 18.15% of the $10.00 Original Public Offering Price per unit per annum; and

6) Observation Dates occurring on February 9, 2009, August 10, 2009 and January 26, 2010.

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the closing value of the Index on the relevant Observation Date is less than or equal to the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on February 9, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $0.9075 = $10.9075 per Note.

Example 2

If the call is related to the Observation Date that falls on August 10, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.8150 = $11.8150 per Note.

Example 3

If the call is related to the Observation Date that falls on January 26, 2010, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.7225 = $12.7225 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is not greater than 84.92, the Threshold Level. The amount received at maturity per Note will therefore be $10.00

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is greater than 84.92, the Threshold Level. The amount you receive at maturity will be less than the original $10.00 public offering price per Note.

If the Ending Value is 100.36, or 130.00% of the Starting Value, the payment at maturity will be:

$10 + [$10 x [(84.92 – 100.36) / 77.20] x 100%] = $8.0000 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, closing levels of the Index on the applicable Observation Date and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on February 9, 2009	Observation Date on August 10, 2009	Observation Date on January 26, 2010
Starting Value	77.20	77.20	77.20
Call Level	77.20	77.20	77.20
Hypothetical closing value of the Index on the Observation Date	74.1120	75.6560	75.6560
Return of the Index (excluding any dividends)	-4.0000%	-2.0000%	-2.0000%
Return of the Notes	9.0750%	18.1500%	27.2250%
Call Amount per Unit	$10.9075	$11.8150	$12.7225

Notes are Not Called on any Observation Date	Ending Value does not exceed the Threshold Level	Ending Value exceeds the Threshold Level
Starting Value	77.20	77.20
Hypothetical Ending Value	81.0600	100.3600
Threshold Level	84.9200	84.9200
Is the hypothetical Ending Value greater than the Threshold Level?	No	Yes
Return of the Index (excluding any dividends)	5.0000%	30.0000%
Return of the Notes	0.0000%	-20.0000%
Redemption Amount per Unit	$10.0000	$8.0000

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will not receive a return on your Notes if the Notes are not called prior to maturity. In such event, your investment also may result in a loss.

▪	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium.

▪	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factor

The stocks included in the Index are concentrated in one industry

All of the stocks included in the Index are issued by companies in the banking industry. As a result, the stocks that will determine the performance of the Notes are concentrated in one industry. Although an investment in the Notes will not give holders any ownership or other direct interests in the Underlying Stocks, the return on an investment in the Notes will be subject to certain risks associated with direct equity investments in the banking industry.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Index will depreciate from the Starting Value to its closing level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from its Starting Value to the date on which the Notes are called.

▪

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

▪

You accept that your investment may result in a loss, which could be significant, if the level of the Index increases above the Threshold Level from the Starting Value to the Ending Value on the final Observation Date.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that there is no assurance that the Notes will remain listed and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market (see “Other Provisions and Considerations” below).

The Notes may not be appropriate investments for you if:

▪	You want to hold your Notes for the full term.

▪	You anticipate that the level of the Index will appreciate from the Starting Value to the Ending Value.

▪	You anticipate that the level of the Index will not be less than or equal to the Starting Value on any Observation Date.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals, but may close in August 2008. NYSE Euronext has stated that, if the acquisition is completed, issuers of structured products (such as the Notes) listed on AMEX will be required to delist those securities, but may apply to relist the securities on NYSE Arca. In that event (and subject to the NYSE Arca listing requirements to which the relisted Notes would be subject being, in our judgment, not materially more onerous than the current AMEX listing requirements), we expect to use our reasonable efforts to effect the listing of the Notes on the NYSE Arca.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P” or “Standard & Poor’s”). ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The S&P Small Cap Regional Banks Index (the “Index”) is a capitalization weighted index. The Index is a sub-index of the S&P SmallCap 600 Index (the “S&P 600 Index”) and is comprised of the regional banks included in the Financials sector of the S&P 600 Index. Regional banks are defined as commercial banks whose businesses are derived primarily from commercial lending operations and have significant business activity in retail banking and small and medium corporate lending. Regional banks tend to operate in limited geographic regions. The Index excludes companies classified according to the Global Industry Classification Standard (“GICS”) in the Diversified Banks and Thrifts & Mortgage Banks sub-industries and also excludes investment banks classified in the Investment Banking & Brokerage Sub-Industry. The GICS methodology has been widely accepted as an industry analysis framework for investment research, portfolio management and asset allocation. The Index was developed with a base value of 100 as of December 31, 1993.

Of the companies included in the S&P 600 Index, 36 are included in the Index. These companies and their respective weights as of the Pricing Date are as follows:

Company Name	Symbol	% Weight in the Index
Boston Private Financial Holdings Inc	BPFH	1.71
Cascade Bancorp	CACB	0.77
Central Pacific Financial Corp	CPF	1.24
Columbia Banking System Inc	COLB	1.09
Community Bank System Inc	CBU	2.74
East West Bancorp Inc	EWBC	3.28
First Bancorp/Puerto Rico	FBP	2.64
First Commonwealth Financial Corp	FCF	2.92
First Financial Bancorp	FFBC	1.44
First Financial Bankshares Inc	FFIN	3.82
First Midwest Bancorp Inc	FMBI	4.06
Frontier Financial Corp	FTBK	2.03
Glacier Bancorp Inc	GBCI	4.74
Hancock Holding Co	HBHC	4.30
Hanmi Financial Corp	HAFC	0.80
Independent Bank Corp	IBCP	0.45
Irwin Financial Corp	IFC	0.33
Nara Bancorp Inc	NARA	0.95
National Penn Bancshares Inc	NPBC	4.32
Old National Bancorp	ONB	4.12
PrivateBancorp Inc	PVTB	3.20
Prosperity Bancshares Inc	PRSP	4.92
Provident Bankshares Corp	PBKS	1.16
Signature Bank	SBNY	3.74
South Financial Group Inc	TSFG	1.90
Sterling Bancorp	STL	1.00
Sterling Bancshares Inc	SBIB	2.79
Sterling Financial Corp	STSA	1.61
Susquehanna Bancshares Inc	SUSQ	4.90
UCBH Holdings Inc	UCBH	2.08
UMB Financial Corp	UMBF	7.87
Umpqua Holdings Corp	UMPQ	3.52
United Bankshares Inc	UBSI	3.92
United Community Banks Inc	UCBI	1.64
Whitney Holding Corp	WTNY	5.20
Wilshire Bancorp Inc	WIBC	0.84

The S&P SmallCap 600 Index

There is a single methodology for the S&P 600 Index which covers selection of companies and calculations. This includes all sectors, industry groups, industries and sub-industries.

The S&P 600 Index is intended to provide a performance benchmark for the U.S. small–cap stock sector and covers approximately 3% of the domestic equities market across a variety of economic sectors and industry groups. The calculation of the value of the S&P 600 Index (discussed below in further detail) is based on the relative value of the total Component Stocks Market Value (as defined below) of the common stocks of 600 companies (the “S&P 600 Component Stocks”) as of a particular time as compared to the total Component Stocks Market Value of the common stocks of 600 similar companies as of December 31, 1993. The “Component Stocks Market Value” of any S&P 600 Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P 600 Component Stock. The 600 companies are not the 600 smallest companies listed on the NYSE and not all 600 companies are listed on such exchange. The S&P 600 Index is designed to be an efficient portfolio of companies that meet specific inclusion criteria to ensure that the index remains an accurate measure of small companies, reflecting the risk and return characteristics of the broader small–cap stock sector on an on–going basis. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 600 Index to achieve the objectives stated above. Companies added to the S&P 600 Index must be U.S. companies, have a market cap within a range adjusted from time to time by S&P (currently between $300 million and $2 billion), be operating companies, meet certain earnings requirements, have a public float of at least 50% and contribute to the sector representation of the S&P 600 Index, in each case, as determined at the sole discretion of S&P. Companies may be removed because they substantially fail to meet one ore more of the inclusion criteria or because they are subject to mergers, acquisitions or other reorganizations and no longer meet the inclusion criteria.

As of June 30, 2008, 289 companies or 56.4% of the market capitalization of the S&P 600 Index traded on the NYSE; 308 companies or 43.1% of the market capitalization of the S&P 600 Index traded on The Nasdaq Stock Market; and 3 companies or 0.5% of the market capitalization of the S&P 600 Index traded on the AMEX. As of June 30, 2008, the aggregate market value of the 600 companies included in the S&P 600 Index represented approximately 3% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 600 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 600 Index, with the approximate percentage of the market capitalization of the S&P 600 Index included in each group as of June 30, 2008 indicated in parentheses: Consumer Discretionary (12.7%); Consumer Staples (3.8%); Energy (11.4%); Financials (15.7%); Health Care (12.5%); Industrials (17.7%); Information Technology (17.1%); Materials (3.60%); Telecommunication Services (0.2%); and Utilities (5.3%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 600 Index to achieve the objectives stated above.

Computation of the S&P 600 Index

While S&P currently employs the following methodology to calculate the S&P 600 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

The S&P 600 Index is calculated using a full float adjustment formula. Under float adjustment, the share counts used in calculating the S&P 600 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
•	holdings by government entities, including all levels of government in the United States or foreign countries; and
•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 600 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the S&P 600 Index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 600 Index is calculated using a base–weighted aggregate methodology: the level of the S&P 600 Index reflects the total Component Stocks Market Value of all six hundred S&P 600 Component Stocks relative to the S&P 600 Index’s total Component Stocks Market Value at December 31, 1993. In practice, the daily calculation of the S&P 600 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the S&P 600 Index divisor is an arbitrary number. However, in the context of the calculation of the S&P 600 Index, it serves as a link to the original base period level of the S&P 600 Index. The S&P 600 Index divisor keeps the S&P 600 Index comparable over time and is the manipulation point for all adjustments to the S&P 600 Index.

S&P 600 Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 600 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 600 Index require an index divisor adjustment. By adjusting the S&P 600 Index divisor for the change in total market value of an individual company, the level of the S&P 600 Index remains constant. This helps maintain the level of the S&P 600 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 600 Index is not caused by the corporate action of an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 600 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 600 Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this index supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this term sheet:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through June 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 77.20.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement STR-2) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or redemption and such U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale, exchange or redemption. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness and whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-2.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-2 dated November 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507236240/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.